SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 15, 2011

On June 15, 2011, at 2:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, n° 8.501, 24º andar, São Paulo/SP, CEP. 05.425-070, the Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Chief Executive Officer, Carlos Fadigas de Souza Filho, and Officers Mauricio Roberto de Carvalho Ferro, Marcela Drehmer, Manoel Carnaúba, and Décio Oddone da Costa were also present, as well as Mr. Marco Antonio Villas Boas, who is responsible for the Corporate Governance department, and Mrs. Marcella Menezes Fagundes. The Chairman of the Board of Directors, Mr. Marcelo Odebrecht, presided the meeting and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: After due analysis of the Proposals for Deliberations (“PD”), the copies of which and related documentation were previously forwarded to the Board Members for cognizance, as provided for in its Internal Regulations, and will remain duly filed at the Company’s headquarters, the following deliberations were unanimously approved: 1) PD.CA/BAK – 07/2011 – Disposal by Cetrel S.A. (“Cetrel”) of its interest in the corporate capital of Cetrel Lumina Tecnologia e Engenharia Ambiental Ltda. (“Cetrel-Lumina”) – the disposal of the investment held by Cetrel in Cetrel-Lumina was approved, under the terms and conditions set forth in the respective PD; 2) PD.CA/BAK – 08/2011 – Paraxylene Purchase and Sale Agreement between Braskem S.A. and Companhia Petroquímica de Pernambuco – Petroquímica Suape (“PQS”) – the execution of the Paraxylene Purchase and Sale Agreement between the Company and PQS was approved, under the terms set forth in the respective PD; 3) PD.CA/BAK – 09/2011 – Issue of Debt Securities in the Capital Market (“Notes”) – (i) the issue of debt securities in the foreign market, under the terms and conditions set forth in exhibit I of the respective PD; and (ii) the organization of a wholly-owned subsidiary of Braskem America Inc., in the United States of America, were approved; and 4) PD.CA/BAK – 10/2011 – Contracting of part of basic engineering for the development of the integrated petrochemical project in Mexico – the execution of the contract for part of basic engineering (Front End Engineering and Design – “FEED”) through Braskem Idesa S.A.P.I., for the development of the integrated petrochemical project in Mexico was approved, under the terms set forth in the respective PD; II) Subjects for Acknowledgement: Presentations or reports, as applicable, were made by the respective persons responsible for the subjects contained in this item, namely: 1)  Update on the events which took place at Cloro Soda’s plant in Alagoas; and 2) Braskem Results – May, 2011; III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all Board Members present at the Meeting, by the Chairman and by the Secretary of the Meeting. São Paulo, June 15, 2011. [Sgd.: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; Paulo Roberto Costa - Vice-Chairman; Alfredo Lisboa Tellechea; Almir Guilherme Barbassa; Álvaro Fernandes da Cunha Filho; Eduardo Rath Fingerl; Francisco Pais; José Carlos Grubisich Filho; Luciano Nitrini Guidolin; Maria das Graças Silva Foster and Newton Sergio de Souza].

The above matches the original drawn up in the proper book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.